Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153467

PROSPECTUS

1,320,000 Shares

Class A Common Stock

This prospectus relates to the resale by certain selling security holders of Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. (the “Company”) of 1,320,000 shares of our Class A common stock, par value $0.001 per share (the “Common Stock”), to be issued on a quarterly basis as additional share payments and which may, at our option and subject to certain conditions, be issued from time to time on a quarterly basis as interest, pursuant to the three-year 10% notes issued by us on August 27, 2007 (the “2007 Senior Notes”).

The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

The shares of Common Stock are listed for trading on the NASDAQ Global Market (“NASDAQ”) under the symbol “CIDM”.  On March 31, 2009, the last reported sale price of the Common Stock on NASDAQ was $0.62 per share.

We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders.  We will pay the expenses of this offering.

The Company currently has 8 effective Registration Statements on Form S-3 relating to the resale of its securities by various selling security holders, pursuant to which, to the best of the Company’s knowledge, 5,822,042 shares of Class A Common Stock remain available for resale.

See “Risk Factors” beginning on page 8 for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

April 22, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process.  Under this shelf registration process, selling stockholders may, from time to time, offer and sell shares of the Common Stock pursuant to this prospectus.  It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making a decision whether to invest in the Common Stock.  You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement, including the information incorporated by reference.  We have not authorized anyone to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  We are not offering to sell or soliciting offers to buy, and will not sell, any securities in any jurisdiction where it is unlawful.  You should assume that the information contained in this prospectus or in any prospectus supplement, as well as information contained in a document that we have previously filed or in the future will file with the SEC and incorporate by reference in this prospectus or any prospectus supplement, is accurate only as of the date of this prospectus, the applicable prospectus supplement or the document containing that information, as the case may be.  Our financial condition, results of operations, cash flows or business may have changed since that date.

The Company currently has the following effective Registration Statements on Form S-3 relating to the resale of its securities by various selling security holders, pursuant to which, to the best of the Company’s knowledge, the following shares of Class A Common Stock remain available for resale: No. 333-127673, 2,787,711 shares; No. 333-129747, 644,684 shares; No. 333-136998, 66,344 shares; No. 333-140231, 81,637 shares; No. 333-142411, 144,882 shares; No. 333-144927, 205,711 shares; No. 333-146335, 1,570,266 shares; and No. 333-150661, 320,807 shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”).  Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 (the “Securities Act”) with respect to our securities described in this prospectus.  References to the “registration statement” or the “registration statement of which this prospectus is a part” mean the original registration statement and all amendments, including all schedules and exhibits.  This prospectus does not, and any prospectus supplement will not, contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC.  Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus or a prospectus supplement.  The registration statement is available to the public over the Internet at the SEC’s web site described above and can be read and copied at the location described above.

Each statement made in this prospectus or any prospectus supplement concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information contained in other documents filed separately with the SEC. This means that we can disclose important information to you by referring you to other documents filed with the SEC that contain such information. The information incorporated by reference is an important part of this prospectus and prospectus supplement. Information disclosed in documents that we file later with the SEC will automatically add to, update and change information previously disclosed. If there is additional information in a later filed document or a conflict or inconsistency between information in this prospectus or a prospectus supplement and information incorporated by reference from a later filed document, you should rely on the information in the later dated document.

We incorporate by reference the documents listed below (and the documents incorporated by reference therein) that we have previously filed, any documents that we may file after the date of this registration statement and prior to the effectiveness of this registration statement, and any documents that we may file in the future, with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offerings contemplated by this prospectus are completed:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on June 16, 2008;

•	our amendment no. 1 on Form 10-K/A to our annual report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on June 26, 2008;
•	our amendment no. 2 on Form 10-K/A to our annual report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on September 11, 2008;
•	our quarterly report on Form 10-Q for the period ended June 30, 2008, filed with the SEC on August 11, 2008;
•	our quarterly report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 7, 2008;
•	our quarterly report on Form 10-Q for the period ended December 31, 2008, filed with the SEC on February 9, 2009;
•	our current report on Form 8-K, dated March 31, 2008, filed with the SEC on April 3, 2008;
•	our current report on Form 8-K, dated April 2, 2008, filed with the SEC on April 8, 2008;
•	our current report on Form 8-K, dated May 9, 2008, filed with the SEC on May 14, 2008;
•	our current report on Form 8-K, dated September 4, 2008, filed with the SEC on September 10, 2008;
•	our current report on Form 8-K, dated November 25, 2008, filed with the SEC on December 1, 2008;
•	our current report on Form 8-K, dated December 3, 2008, filed with the SEC on December 5, 2008;
•	our current report on Form 8-K, dated February 3, 2009, filed with the SEC on February 9, 2009;
•	our current report on Form 8-K, dated February 9, 2009, filed with the SEC on February 13, 2009;
•	our current report on Form 8-K, dated March 19, 2009, filed with the SEC on March 24, 2009;
•	the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-31810), filed with the SEC under Section 12 of the Exchange Act on April 12, 2006; and
•
the portions of our annual proxy statement relating to our annual meeting of stockholders dated July 28, 2008, filed with the SEC on July 28, 2008, that have been incorporated by reference into the 2008 Form 10-K.

Any statement made in this prospectus, a prospectus supplement or a document incorporated by reference in this prospectus or a prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus and any applicable prospectus supplement to the extent that a statement contained in an amendment to the registration statement, any subsequent prospectus supplement or in any other subsequently filed document incorporated by reference herein or therein adds, updates or changes that statement. Any statement so affected will not be deemed, except as so affected, to constitute a part of this prospectus or any applicable prospectus supplement.

You may obtain a copy of these filings, excluding exhibits (but including exhibits that are specifically incorporated by reference in any such filing), free of charge, by oral or written request directed to: Access Integrated Technologies, Inc., 55 Madison Avenue, Suite 300, Morristown, NJ 07960, Attention: Gary S. Loffredo - General Counsel, Telephone (973) 290-0080.

FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus or incorporated by reference into this prospectus constitute “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements are based on current expectations and are indicated by words or phrases such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “plan,” “intend” or “anticipate” or the negative thereof or comparable terminology, or by discussion of strategy.  Forward-looking statements represent as of the date of this prospectus our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us.  Such forward-looking statements are based largely on our current expectations and are inherently subject to risks and uncertainties.  Our actual results could differ materially from those that are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to, a number of factors, such as:

•	successful execution of our business strategy, particularly for new endeavors;
•	the performance of our targeted markets;
•	competitive product and pricing pressures;
•	changes in business relationships with our major customers;
•	successful integration of acquired businesses;
•	economic and market conditions;
•	the effect of our indebtedness on our financial condition and financial flexibility, including, but not limited to, the ability to obtain necessary financing for our business; and
•	the other risks and uncertainties that are described under “Risk Factors” and elsewhere in this prospectus and from time to time in our filings with the SEC.

Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC's  rules, we have no duty to update these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained in this prospectus will in fact transpire.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, any prospectus supplement and the documents incorporated by reference.  It does not contain all of the information that you should consider before making a decision to invest in the Common Stock.  You should read carefully the entire prospectus, any applicable prospectus supplement and the documents incorporated by reference, including “Risk Factors” and the Consolidated Financial Statements and Notes thereto included elsewhere or incorporated by reference in this prospectus or any prospectus supplement.

In this prospectus, “AccessIT”, “we,” “us,” “our” and the “Company” refer to Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. and its subsidiaries unless the context otherwise requires.

OUR BUSINESS

OVERVIEW

AccessIT was incorporated in Delaware on March 31, 2000 and began doing business as Cinedigm Digital Cinema Corp. on November 25, 2008.  We provide fully managed technology solutions, electronic delivery and software services for owners and distributors of digital content to movie theatres and other venues.  We have three primary businesses, media services (“Media Services”), media content and entertainment (“Content & Entertainment”) and other (“Other”). Our Media Services business provides software, services and technology solutions to the motion picture and television industries, primarily to facilitate the transition from analog (film) to digital cinema and has positioned us at what we believe to be the forefront of an emerging industry opportunity relating to the delivery and management of digital cinema and other content to entertainment and other remote venues worldwide.  Our Content & Entertainment business provides motion picture exhibition to the general public and cinema advertising and film distribution services to movie exhibitors.  Our Other business provides hosting services and network access for other web hosting services (“Access Digital Server Assets”).  Overall, our goal is to aid in the transformation of movie theatres to entertainment centers by providing a platform of hardware, software and content choices.

The Media Services business consists of the following:

Operations of:		Products and services provided:
Christie/AIX, Inc. d/b/a AccessIT Digital Cinema (“AccessIT DC” or “Christie/AIX”) and its subsidiary, Access Digital Cinema Phase 2 Corp. (“Phase 2 DC”)	•
Financing vehicles and administrators for our 3,723 digital cinema projection systems (the “Systems”) installed nationwide (AccessIT DC’s “Phase I Deployment”) and our second digital cinema deployment (Phase 2 DC’s “Phase II Deployment”) to motion picture exhibitors (as described below)

	•	Collect virtual print fees (“VPFs”) from motion picture studios and distributors and alternative content fees (“ACFs”) from alternative content providers (as described below)
Hollywood Software, Inc. d/b/a AccessIT Software (“AccessIT SW”)	•	Develops and licenses software to the theatrical distribution and exhibition industries as well as intellectual property rights and royalty management
	•	Provides services as an Application Service Provider
	•	Provides software enhancements and consulting services

Access Digital Media, Inc. (“AccessDM”) and FiberSat Global Services, Inc. d/b/a AccessIT Satellite and Support Services, ((“AccessIT Satellite”) and, together with AccessDM, “DMS”)	•
Stores and distributes digital content to movie theatres and other venues having digital projection equipment and provides satellite-based broadband video, data and Internet transmission, encryption management services, video network origination and management services

	•	Provides a virtual booking center to outsource the booking and scheduling of satellite and fiber networks
	•	Provides forensic watermark detection services for motion picture studios and forensic recovery services for content owners.
Core Technology Services, Inc. (“Managed Services”)	•	Provides information technology consulting services and managed network monitoring services through its global network command center

The business of AccessIT DC and Phase 2 DC consists of the ownership and licensing of digital systems to theatrical exhibitors and the collection of VPFs from motion picture studios and distributors and ACFs from alternative content providers and theatrical exhibitors, when content is shown on exhibitors’ screens.  We have licensed the necessary software and technology solutions to the exhibitor and have facilitated its transition from analog (film) to digital cinema.  As part of AccessIT DC’s Phase I Deployment of digital systems, AccessIT DC has agreements with nine motion picture studios, certain smaller independent studios and exhibitors allowing it to collect VPFs and ACFs when content is shown in theatres, in exchange for it having facilitated the deployment, and providing management services, of 3,723 Systems and the other digital cinema assets.  AccessIT DC has agreements with sixteen theatrical exhibitors that license our Systems in order to show digital content distributed by the motion picture studios and other providers, including an AccessIT subsidiary, The Bigger Picture.   AccessIT DC recently created a subsidiary, Phase 2 DC, in order to undertake the Phase II Deployment, for up to 10,000 additional Systems.  In connection with the Phase II Deployment, Phase 2 DC has entered into agreements with seven major motion picture studios which will allow it to collect VPFs and ACFs once Phase 2 DC arranges suitable financing for the purchase of Systems, enters into vendor supply agreements for the necessary equipment and once the Systems are installed and ready for content.

The Content & Entertainment business consists of the following:

Operations of:	Products and services provided:
ADM Cinema Corporation (“ADM Cinema”) d/b/a the Pavilion Theatre (the “Pavilion Theatre”)	•	A nine-screen digital movie theatre and showcase to demonstrate our integrated digital cinema solutions
UniqueScreen Media, Inc. d/b/a AccessIT Advertising and Creative Services (“ACS”)	•	Provides cinema advertising services and entertainment
Vistachiara Productions, Inc. d/b/a The Bigger Picture (“The Bigger Picture”)	•	Acquires, distributes and provides the marketing for programs of alternative content to theatrical exhibitors

The Other business consists of the following:

Operations of:	Products and services provided:
Access Digital Server Assets	•	Provides hosting services and provides network access for other web hosting services

Since May 1, 2007, the Company’s internet data center (“IDC” or “data center”) services (“Data Center Services”) have been operated by FiberMedia AIT, LLC and Telesource Group, Inc. (together, “FiberMedia”), consisting of unrelated third parties, pursuant to a master collocation agreement (“MCA”).  Although the Company is still the lessee of the IDCs, substantially all of the revenues and expenses were being realized by FiberMedia and not the Company and effective May 1, 2008, 100% of the revenues and expenses are being realized by FiberMedia.

OUR PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 55 Madison Avenue, Suite 300, Morristown, NJ 07960, and our telephone number there is (973) 290-0080.  Our e-mail address is info@accessitx.com and our web site address is www.cinedigm.com.  Information accessed on or through our web site does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by selling security holders	1,320,000 shares (1)

Common stock equivalents presently outstanding	28,006,686 shares (2)

Common stock equivalents to be outstanding immediately after this offering	28,006,686 shares (2)

Use of proceeds	We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders.

NASDAQ symbol	CIDM

(1)
This prospectus relates to the resale by certain selling security holders of the Company of 1,320,000 shares of our Common Stock, to be issued as additional share payments and which may, at our option and subject to certain conditions, be issued from time to time on a quarterly basis as interest, pursuant to the three-year 10% notes issued by us on August 27, 2007 (the “2007 Senior Notes”).  On August 24, 2007, we entered into a securities purchase agreement with the selling security holders in which we agreed to issue the 2007 Senior Notes in the aggregate principal amount of $55,000,000.  The 2007 Senior Notes have a term of three years, which may be extended for up to one 6 month period at our discretion if certain conditions are met.  The 2007 Senior Notes required that we issue to the purchasers of the 2007 Senior Notes as an additional payment (i) for the first year of the term of the 2007 Senior Notes, 715,000 shares of Class A Common Stock of the Company, and (ii) for the remainder of the term of the 2007 Senior Notes, additional share payments at a rate of between 2.4 and 4 shares per $1,000 principal value of the 2007 Senior Notes in arrears at the end of each quarterly period beginning December 31, 2008.  We have already issued to the purchasers 715,000 shares of Class A Common Stock as the additional share payments for the first year of the term of the 2007 Senior Notes and 440,000 shares for two subsequent quarters.  The number of additional shares to be issued for the remainder of the term is dependent on the current price of the Class A Common Stock during a measurement period immediately prior to such payment.  Subsequent additional share payments for the remainder of the term of the 2007 Senior Notes will be made quarterly.  Interest on the Notes is due quarterly and may be paid in cash or, at our option and subject to certain conditions, in shares of our Class A Common Stock.  Interest payments, since the date the 2007 Senior Notes were issued, were made in shares of Class A Common Stock for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008, and in cash for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009.  In connection with the 2007 Senior Notes, we also agreed to register the resale of the shares of Class A Common Stock issued as additional share payments and as payment of interest resulting in the offering under this prospectus.  The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.  Please see “Plan of Distribution” in this prospectus for a detailed explanation of how the shares of Common Stock may be sold.

(2)
Reflects 27,272,875 outstanding shares of Class A common stock as of March 26, 2009, and 733,811 outstanding shares of our Class B common stock as of March 26, 2009, which are convertible into 733,811 shares of Common Stock.

This prospectus contains our trademarks, tradenames and servicemarks and also contains certain trademarks, tradenames and servicemarks of other parties.

_________________

RISK FACTORS

An investment in our securities involves a high degree of risk and uncertainty.  You should carefully consider the risks described below and in any prospectus supplement before deciding to invest in our securities.  The risks described below are not the only ones facing our company.  Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our company.  If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially adversely affected.  In that case, the trading price of our securities could decline, and you could lose all or part or your investment.  In assessing these risks, you should also refer to the other information included or incorporated by reference in this prospectus, including the consolidated financial statements and notes thereto of our company included elsewhere in this prospectus.

Risks relating to our business

An inability to obtain necessary financing may have a material adverse effect on our financial position, operations and prospects if unanticipated capital needs arise.

Our capital requirements may vary significantly from what we currently project and be affected by unforeseen delays and expenses.  We may experience problems, delays, expenses and difficulties frequently encountered by similarly-situated companies, as well as difficulties as a result of changes in economic, regulatory or competitive conditions.  If we encounter any of these problems or difficulties or have underestimated our operating losses or capital requirements, we may require significantly more financing than we currently anticipate.  We cannot assure you that we will be able to obtain any required additional financing on terms acceptable to us, if at all.  An inability to obtain necessary financing could have a material adverse effect on our financial position, operations and prospects.  The agreement for a credit facility (the “GE Credit Facility”) with General Electric Capital Corporation (“GECC”) contains certain restrictive covenants that restrict AccessIT DC and its subsidiaries from making certain capital expenditures, incurring other indebtedness, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates and is non-recourse to the Company and our subsidiaries.  In August 2007, the Company entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which the Company issued 10% Senior Notes (the “2007 Senior Notes”) in the aggregate principal amount of $55.0 million (the “August 2007 Private Placement”). The 2007 Senior Notes restrict the Company and its subsidiaries (other than AccessIT DC and its subsidiaries) from incurring other indebtedness, creating or acquiring subsidiaries which do not guarantee such notes, making certain investments and modifying authorized capital.

We have limited experience in our newer business operations, which may negatively affect our ability to generate sufficient revenues to achieve profitability.

We were incorporated on March 31, 2000.  Our first data center, a part of our initial business, became operational in December 2000.  Subsequent thereto, we added additional data centers and expanded into the following new business areas which are currently our primary focus:  (a) providing satellite delivery services, through our wholly-owned subsidiary AccessIT Satellite; (b) operating a movie theatre, through our wholly-owned subsidiary ADM Cinema; (c) placing digital cinema projection systems into movie theatres and collecting virtual print fees in connection with such placements, through our indirect wholly-owned subsidiary AccessIT DC; (d) providing pre-show on-screen advertising and entertainment, through our wholly-owned subsidiary ACS and (e) operating an alternate content distribution company, through our wholly-owned subsidiary, The Bigger Picture.  Although we have retained certain senior management of the acquired businesses and have hired other experienced personnel, we have little experience in these new areas of business and cannot assure you that we will be able to develop and market the services provided thereby. We also cannot assure you that we will be able to successfully operate these businesses.  Our efforts to expand into these five business areas may prove costly and time-consuming and have become our primary business focus.

Our limited experience in the digital cinema industry and providing transactional software for movie distributors and exhibitors could result in:

•	increased operating and capital costs;
•	an inability to effect a viable growth strategy;
•	service interruptions for our customers; and
•	an inability to attract and retain customers.

We may not be able to generate sufficient revenues to achieve profitability through the operation of our digital cinema business or our entertainment software business.  We cannot assure you that we will be successful in marketing and operating these new businesses or, even if we are successful in doing so, that we will not experience additional losses.

We face the risks of a development company in a new and rapidly evolving market and may not be able successfully to address such risks and ever be successful or profitable.

We have encountered and will continue to encounter the challenges, uncertainties and difficulties frequently experienced by development companies in new and rapidly evolving markets, including:

•	limited operating experience;
•	net losses;
•	lack of sufficient customers or loss of significant customers;
•	insufficient revenues and cash flow to be self-sustaining;
•	necessary capital expenditures;
•	an unproven business model;
•	a changing business focus; and
•	difficulties in managing potentially rapid growth.

This is particularly the case with respect to our businesses with less operating history.  We cannot assure you that we will ever be successful or profitable.

If the current digital technology changes, demand for DMS’ delivery systems and software may be reduced and if use of the current digital presentation requiring electronic delivery does not expand, DMS’ business will not experience growth.

Even though we are among the first to integrate software and systems for the delivery of digital content to movie theatres and other venues, there can be no assurance that certain major movie studios or providers of alternative digital content that currently rely on traditional distribution networks to provide physical delivery of digital files will quickly adopt a different method, particularly electronic delivery, of distributing digital content to movie theatres or other venues or that those major movie studios or content providers that currently utilize electronic delivery to distribute digital content will continue to do so. If the development of digital presentations and changes in the way digital files are delivered does not continue to occur, the demand for DMS’ delivery systems and software will not grow and if new technology is developed which is adopted by major movie studios or providers of alternative digital content, there may be reduced demand for DMS’ delivery systems and software.

If we do not respond to future advances in technology and changes in customer demands, our financial position, prospects and results of operations may be adversely affected.

The demand for our digital media delivery services and entertainment software will be affected, in large part, by future advances in technology and changes in customer demands.  Our success will also depend on our ability to address the increasingly sophisticated and varied needs of our existing and prospective customers.

We cannot assure you that there will be a continued demand for the digital cinema software and delivery services provided by DMS.  DMS’ profitability depends largely upon the general expansion of digital presentations at theatres, which may not occur for several years.  Although AccessIT DC has entered into digital cinema deployment agreements with seven motion picture studios, there can be no assurance that these and other major movie studios which are currently relying on traditional distribution networks to provide physical delivery of digital files will adopt a different method, particularly electronic delivery, of distributing digital content to movie theatres or that they will release all, some or any of their motion pictures via digital cinema.  If the development of digital presentations and changes in the way digital files are delivered does not continue to occur, there may be reduced demand or market for DMS’ software and systems.

We expect competition to be intense: if we are unable to compete successfully, our business and results of operations will be seriously harmed.

The markets for the managed services business, the digital cinema business and the entertainment software business, although relatively new, are competitive, evolving and subject to rapid technological and other changes.  We expect the intensity of competition in each of these areas to increase in the future.  Companies willing to expend the necessary capital to create facilities and/or software similar to ours may compete with our business.  Increased competition may result in reduced revenues and/or margins and loss of market share, any of which could seriously harm our business.  In order to compete effectively in each of these fields, we must differentiate ourselves from competitors.

Many of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than us, which may permit them to adopt aggressive pricing policies.  As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations.  Many of our competitors also have significantly greater name and brand recognition and a larger customer base than us.  We may not be able to compete successfully with our competitors.  If we are unable to compete successfully, our business and results of operations will be seriously harmed.

Our plan to acquire additional businesses involves risks, including our inability successfully to complete an acquisition, our assumption of liabilities, dilution of your investment and significant costs.

Although there are no acquisitions identified by us as probable at this time, we may make further acquisitions of similar or complementary businesses or assets.  Even if we identify appropriate acquisition candidates, we may be unable to negotiate successfully the terms of the acquisitions, finance them, integrate the acquired business into our then existing business and/or attract and retain customers.  We are also subject to limitations on our ability to make acquisitions pursuant to the 2007 Senior Notes.  Completing an acquisition and integrating an acquired business, including our recently acquired businesses, may require a significant diversion of management time and resources and involves assuming new liabilities.  Any acquisition also involves the risks that the assets acquired may prove less valuable than expected and/or that we may assume unknown or unexpected liabilities, costs and problems.  If we make one or more significant acquisitions in which the consideration consists of our capital stock, your equity interest in our company could be diluted, perhaps significantly.  If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, or obtain additional financing to consummate them.

Our previous acquisitions involve risks, including our inability to integrate successfully the new businesses and our assumption of certain liabilities.

We have made several meaningful acquisitions to expand into new business areas.  However, we may experience costs and hardships in integrating the new acquisitions into our current business structure.  In July 2006, we acquired all of the capital stock of ACS and in January 2007, the Company, through its wholly-owned subsidiary, The Bigger Picture, purchased substantially all of the assets of BP/KTF, LLC.  We cannot assure you that we will be able to effectively market the services provided by ACS and The Bigger Picture.  Further, these new businesses and assets may involve a significant diversion of our management time and resources and be costly.  Our acquisition of these businesses and assets also involves the risks that the businesses and assets acquired may prove to be less valuable than we expected and/or that we may assume unknown or unexpected liabilities, costs and problems.  In addition, we assumed certain liabilities in connection with these acquisitions and we cannot assure you that we will be able to satisfy adequately such assumed liabilities.  Other companies that offer similar products and services may be able to market and sell their products and services more cost-effectively than we can.

If we do not manage our growth, our business will be harmed.

We may not be successful in managing our rapid growth.  Since November 2003, we have acquired several businesses including most recently the acquisitions of ACS and The Bigger Picture.  These subsidiaries operate in business areas different from our IDC operations business.  The number of our employees has grown from 11 in March 2003 to just over 250 in December 2008.  Past growth has placed, and future growth will continue to place, significant challenges on our management and resources, related to the successful integration of the newly acquired businesses.  To manage the expected growth of our operations, we will need to improve our existing, and implement new, operational and financial systems, procedures and controls.  We may also need to expand our finance, administrative, client services and operations staffs and train and manage our growing employee base effectively.  Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Our business, results of operations and financial position will suffer if we do not effectively manage our growth.

If we are not successful in protecting our intellectual property, our business will suffer.

We depend heavily on technology to operate our business.  Our success depends on protecting our intellectual property, which is one of our most important assets.  We have intellectual property consisting of:

•	licensable software products;
•	rights to certain domain names;
•	registered service marks on certain names and phrases;
•	various unregistered trademarks and service marks;
•	know-how;
•	rights to certain logos; and.
•	a pending patent application with respect to certain of our software.

If we do not adequately protect our intellectual property, our business, financial position and results of operations would be harmed.  Our means of protecting our intellectual property may not be adequate.  Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary.  In addition, competitors may be able to devise methods of competing with our business that are not covered by our intellectual property.  Our competitors may independently develop similar technology, duplicate our technology or design around any intellectual property that we may obtain.

The success of some of our business operations depends on the proprietary nature of certain software.  We do not, however, have patents with respect to much of our software.  Because there is no patent protection in respect of much of our software, other companies are not prevented from developing and marketing similar software.  We cannot assure you, therefore, that we will not face more competitors or that we can compete effectively against any companies that develop similar software.  We also cannot assure you that we can compete effectively or not suffer from pricing pressure with respect to our existing and developing products that could adversely affect our ability to generate revenues.  Further, our pending patent application may not be issued and if issued may not be broad enough to protect our rights, or if such patent is issued such patent could be successfully challenged.

Although we hold rights to various web domain names, regulatory bodies in the United States and abroad could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.  The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear.  We may be unable to prevent third parties from acquiring domain names that are similar to or diminish the value of our proprietary rights.

Our substantial debt and lease obligations could impair our financial flexibility and restrict our business significantly.

We now have, and will continue to have, significant debt obligations.  We have notes payable to third parties with principal amounts aggregating $257.1 million as of December 31, 2008.  We also have capital lease obligations covering facilities and computer network equipment with principal amounts of $5.9 million as of December 31, 2008.

In August 2007, we issued the 2007 Senior Notes in the aggregate principal amount of $55.0 million.  Additionally, AccessIT DC, our indirect wholly-owned subsidiary, has entered into the GE Credit Facility, which permits us to borrow up to $217.0 million of which $201.3 million has been drawn down as of December 31, 2008 and AccessIT DC has repaid principal of $9.6 million as of December 31, 2008.  As of December 31, 2008, the balance of the GE Credit Facility was $191.6 million and is included in the notes payable to third parties mentioned above.  The obligations and restrictions under the GE Credit Facility, the 2007 Senior Notes and our other debt obligations could have important consequences for us, including:

•	limiting our ability to obtain necessary financing in the future and making it more difficult for us to satisfy our debt obligations;
•
requiring us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	making us more vulnerable to a downturn in our business and limiting our flexibility to plan for, or react to, changes in our business; and
•	placing us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets.

If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all.  As a result, we could default on those obligations and in the event of such default, our lenders could accelerate our debt or take other actions that could restrict our operations.

The foregoing risks would be intensified to the extent we borrow additional money or incur additional debt.

The agreements governing our GE Credit Facility and our issuance of the 2007 Senior Notes in August 2007 impose certain limitations on us.

The agreement governing our GE Credit Facility restricts the ability of AccessIT DC and its existing and future subsidiaries to, among other things:

•	make certain capital expenditures;
•	incur other indebtedness;
•	engage in a new line of business;
•	sell certain assets;
•	acquire, consolidate with, or merge with or into other companies; and
•	enter into transactions with affiliates.

The agreements governing our issuance of the 2007 Senior Notes in August 2007 restrict the ability of the Company and its subsidiaries, subject to certain exceptions, to, among other things:

•	incur other indebtedness;
•	create or acquire subsidiaries which do not guarantee the notes;
•	make certain investments;
•	pay dividends; and
•	modify authorized capital.

We may not be able to generate the amount of cash needed to fund our future operations.

Our ability either to make payments on or to refinance our indebtedness, or to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future.  Our ability to generate cash is in part subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations and available cash financed through the issuance of securities and our GE Credit Facility will be adequate to meet our future liquidity needs through at least December 2009.  Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements.  If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as:

•	reducing capital expenditures;
•	reducing research and development efforts;
•	selling assets;
•	restructuring or refinancing our remaining indebtedness; and
•	seeking additional funding.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that we will be able to make future borrowings in amounts sufficient to enable us to pay the principal and interest on our current indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before maturity.  We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have incurred losses since our inception.

We have incurred losses since our inception in March 2000 and have financed our operations principally through equity investments and borrowings.  As of December 31, 2008, we had positive working capital, defined as current assets less current liabilities, of $10.7 million and cash and cash equivalents of $22.6 million; we had an accumulated deficit of $128.7 million; and, from inception through such date, and we had used $12.0 million in cash for operating activities.  Our net losses are likely to continue for the foreseeable future.

Our ability to become profitable is dependent upon us achieving a sufficient volume of business from our customers.  If we cannot achieve a high enough volume, we likely will incur additional net and operating losses.  We may be unable to continue our business as presently conducted unless we obtain funds from additional financings.

Our net losses and cash outflows may increase as and to the extent that we increase the size of our business operations, increase the purchases of Systems for AccessIT DC’s Phase I Deployment or Phase 2 DC’s Phase II Deployment, increase our sales and marketing activities, enlarge our customer support and professional services and acquire additional businesses.  These efforts may prove to be more expensive than we currently anticipate which could further increase our losses.  We must significantly increase our revenues in order to become profitable.  We cannot reliably predict when, or if, we will become profitable.  Even if we achieve profitability, we may not be able to sustain it.  If we cannot generate operating income or positive cash flows in the future, we will be unable to meet our working capital requirements.

Many of our corporate actions may be controlled by our officers, directors and principal stockholders; these actions may benefit these principal stockholders more than our other stockholders.

As of March 26, 2009, our directors, executive officers and principal stockholders, those known by the Company to beneficially own more than 5% of the outstanding shares of the Company’s Common Stock, beneficially own, directly or indirectly, in the aggregate, approximately 40.2% of our outstanding common stock.  In particular, A. Dale Mayo, our President and Chief Executive Officer, beneficially holds all 733,811 shares of Class B common stock, and 280,388 shares of Class A common stock which collectively represent approximately 5.0% of our outstanding common stock, and includes 59,761 restricted shares of Class A common stock, 87,500 shares of Class A common stock held by Mr. Mayo’s spouse, of which Mr. Mayo disclaims beneficial ownership, and 12,000 shares of Class A common stock held for the account of Mr. Mayo’s grandchildren, the custodian of which accounts is Mr. Mayo’s spouse, of which Mr. Mayo also disclaims beneficial ownership.  Our Class B common stock entitles the holder to ten votes per share.  The shares of Class A common stock have one vote per share.  Due to the supervoting Class B common stock, Mr. Mayo has approximately 21.8% of our voting power.  These stockholders, and Mr. Mayo himself, will have significant influence over our business affairs, with the ability to control matters requiring approval by our security holders, including elections of directors and approvals of mergers or other business combinations.  Also, certain corporate actions directed by our officers may not necessarily inure to the proportional benefit of other stockholders of our company.

Our success will significantly depend on our ability to hire and retain key personnel.

Our success will depend in significant part upon the continued services of our key technical, sales and senior management personnel.  If we lose one or more of our key employees, we may not be able to find a suitable replacement(s) and our business and results of operations could be adversely affected.  In particular, our performance depends significantly upon the continued service of A. Dale Mayo, our President and Chief Executive Officer, whose experience and relationships in the movie theatre industry are integral to our business, particularly in the business areas of AccessIT SW, DMS and AccessIT DC.  Although we have obtained two $5.0 million key-man life insurance policies in respect of Mr. Mayo, the loss of his services would have a material and adverse effect on our business, operations and prospects.  Each policy carries a death benefit of $5.0 million, and while we are the beneficiary of each policy, under one of the policies the proceeds are to be used to repurchase, after reimbursement of all premiums paid by us, shares of our capital stock held by Mr. Mayo’s estate at the then-determined fair market value.  We also rely on the experience and expertise of certain officers of our subsidiaries.  In addition, our future success will depend upon our ability to hire, train, integrate and retain qualified new employees.

We may be subject to environmental risks relating to the on-site storage of diesel fuel and batteries.

Our IDCs contain tanks for the storage of diesel fuel for our generators and significant quantities of lead acid batteries used to provide back-up power generation for uninterrupted operation of our customers’ equipment.  We cannot assure you that our systems will be free from leaks or that use of our systems will not result in spills.  Any leak or spill, depending on such factors as the nature and quantity of the materials involved and the environmental setting, could result in interruptions to our operations and the incurrence of significant costs; particularly to the extent we incur liability under applicable environmental laws.  This could have a material adverse effect on our business, financial position and results of operations.  Although we are still the lessee of the IDCs, substantially all of the revenues and expenses are being realized by FiberMedia, unrelated third parties, and not the Company.

We may not be successful in the eventual disposal of our Data Center Services.

In connection with the disposition of our Data Center Services, we entered into a MCA with FiberMedia, unrelated third parties, to operate our IDCs.  FiberMedia operates a network of geographically distributed IDCs.  We have assigned our IDC customer contracts to FiberMedia, and going forward, FiberMedia will be responsible for all customer service issues, including the maintenance of the IDCs, sales, installation of customer equipment, cross connects, electrical and other customer needs.  Among such items are certain operating leases which expire from June 2009 through January 2016.  As of December 31, 2008, obligations under these operating leases totaled $6.8 million.  We will attempt to obtain landlord consents to assign each facility lease to FiberMedia.  Until such landlord consents are obtained, we will remain as the lessee and pursuant to the MCA, FiberMedia will reimburse our costs under the facility leases, including rent, at an escalating percentage, starting at 50% in May 2007 and increasing to 100% in May 2008 and thereafter through the remaining term of each IDC lease.  100% of all other operating costs for each IDC, are payable by FiberMedia through the term of each IDC lease.  We cannot assure you that the existing landlords would consent to the assignment of these leases to a buyer of our data centers.  As a result, we may have continuing obligations under these leases, which could have a material adverse effect on our business, financial position and results of operations.

If the market price of our common stock declines, we may not be able to maintain our listing on the NASDAQ Global Market which may impair our financial flexibility and restrict our business significantly.

The stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies that may be unrelated or disproportionate to the operating results of such companies. These broad market movements may adversely affect the market price of the Company’s Common Stock.  The Company’s Common Stock is presently listed on NASDAQ.  Although we are not currently in jeopardy of delisting, we cannot assure you that NASDAQ will continue its suspension of the continued listing requirement relating to minimum bid prices of securities currently scheduled to expire on July 20, 2009.  If NASDAQ discontinues such suspension and our Common Stock continues to trade at current prices, we cannot assure you that we will meet the criteria for continued listing and our Common Stock could become delisted.  Any such delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the loss of confidence in our financial stability by suppliers, customers and employees. If the Company’s Common Stock is delisted from the NASDAQ, we may face a lengthy process to re-list the Company’s Common Stock, if we are able to re-list the Company’s Common Stock at all, and the liquidity that NASDAQ provides will no longer be available to investors.

If the Company’s Common Stock were to be delisted from NASDAQ, the holders of the 2007 Senior Notes would have the right to redeem the outstanding principal of the 2007 Senior Notes plus interest. As a result, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. If we default under the 2007 Senior Notes obligations, our lenders could take actions that would restrict our operations.

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it required us to include in our Form 10-K annual reports by our management and independent auditors regarding the effectiveness of our internal control over financial reporting. The reports included, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. These assessments did not result in the disclosure of any material weaknesses in our internal control over financial reporting identified by management. During this process, if our management identified one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we would not be unable to assert such internal control as effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with the applicable policies or procedures may deteriorate. If, in the future, we are unable to conclude that our internal control over financial reporting is effective (or if our independent auditors disagree with our conclusion), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

New technologies may make our Digital Cinema Assets less desirable to motion picture studios or exhibitors of digital content and result in decreasing revenues.

The demand for our Systems and other assets in connection with our digital cinema business (collectively, our “Digital Cinema Assets”) may be affected by future advances in technology and changes in customer demands.  We cannot assure you that there will be continued demand for our Digital Cinema Assets.  Our profitability depends largely upon the continued use of digital presentations at theatres.  Although we have entered into long term agreements with major motion picture studios and independent studios (the “Studio Agreements”), there can be no assurance that these studios will continue to distribute digital content to movie theatres.  If the development of digital presentations and changes in the way digital files are delivered does not continue or technology is used that is not compatible with our Systems, there may be no viable market for our Systems.  Any reduction in the use of our Systems resulting from the development and deployment of new technology may negatively impact our revenues and the value of our Systems.

We have concentration in our business with respect to our major motion picture studio customers, and the loss of one or more of our largest studio customers could have a material adverse effect on us.

Our Studio Agreements account for a significant portion of our revenues.  Together these studios generated 80.6%, 80.8%, 39.5%, 65.3%, 72.6% and 52.2% of AccessIT DC’s, Phase 2 DC’s, AccessIT SW’s, AccessDM’s, the Media Service segment’s, and consolidated revenues, respectively, for the nine months ended December 31, 2008.

The Studio Agreements are critical to our business.  If some of the Studio Agreements were terminated prior to the end of their terms or found to be unenforceable, or if our Systems are not upgraded or enhanced as necessary, or if we had a material failure of our Systems, it may have a material adverse effect on our revenue, profitability, financial condition and cash flows.  The Studio Agreements also generally provide that the VPF rates and other material terms of the agreements may not be more favorable to one studio as compared to the others.

Termination of the MLAs could damage our revenue and profitability.

The master license agreements with each of our licensed exhibitors (the “MLAs”) are critical to our business. The MLAs each have a term which expires in 2020 and provide the exhibitor with an option to purchase our Systems or to renew for successive one year periods up to ten years thereafter. The MLAs also require our suppliers to upgrade our Systems when technology necessary for compliance with DCI Specification becomes commercially available and we may determine to enhance the Systems which may require additional capital expenditures.  If any one of the MLAs were terminated prior to the end of its term, not renewed at its expiration or found to be unenforceable, or if our Systems are not upgraded or enhanced as necessary, it would have a material adverse effect on our revenue, profitability, financial condition and cash flows.

We have concentration in our business with respect to our major licensed exhibitors, and the loss of one or more of our largest exhibitors could have a material adverse effect on us.

Over 60% of our Systems are in theatres owned or operated by one large exhibitor.  The loss of this exhibitor or another of our major licensed exhibitors could have a negative impact on the aggregate receipt of VPF revenues as a result of the loss of any associated MLAs.  Although we do not receive revenues from licensed exhibitors and we have attempted to limit our licenses to only those theatres which we believe are successful, each MLA with our licensed exhibitors is important, depending on the number of screens, to our business since our VPF revenues are generated based on screen turnover at theatres.  If the MLA with a significant exhibitor was terminated prior to the end of its term, it would have a material adverse effect on our revenue, profitability, financial condition and cash flows.  There can be no guarantee that the MLAs with our licensed exhibitors will not be terminated prior to the end of its term.

An increase in the use of alternative film distribution channels and other competing forms of entertainment could drive down movie theatre attendance, which, if causing significant theatre closures or a substantial decline in motion picture production, may lead to reductions in our revenues.

Various exhibitor chains which are the Company’s distributors face competition for patrons from a number of alternative motion picture distribution channels, such as DVD, network and syndicated television, video on-demand, pay-per-view television and downloading utilizing the internet.  These exhibitor chains also compete with other forms of entertainment competing for patrons’ leisure time and disposable income such as concerts, amusement parks and sporting events.  An increase in popularity of these alternative film distribution channels and competing forms of entertainment could drive down movie theatre attendance and potentially cause certain of our exhibitors to close their theatres for extended periods of time.  Significant theatre closures could in turn have a negative impact on the aggregate receipt of our VPF revenues, which in turn may have a material adverse effect on our business and ability to service our debt.

An increase in the use of alternative film distribution channels could also cause the overall production of motion pictures to decline, which, if substantial, could have an adverse effect on the businesses of the major studios with which we have Studio Agreements.  A decline in the businesses of the major studios could in turn force the termination of certain Studio Agreements prior to the end of their terms. The Studio Agreements with each of the major studios are critical to our business, and their early termination may have a material adverse effect on our revenue, profitability, financial condition and cash flows.

Our revenues and earnings are subject to market downturns.

Our revenues and earnings may fluctuate significantly in the future.  General economic or other conditions could cause a downturn in the market for our Systems or technology.  The recent financial disruption affecting the banking system and financial markets and the concern as to whether investment banks and other financial institutions will continue operations in the foreseeable future have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and extreme volatility in fixed income, credit and equity markets.  The credit crisis may result in our inability to refinance our outstanding debt obligations or to finance our Phase II Deployment.  The recent credit crisis may also result in the inability of our studios, exhibitors or other customers to obtain credit to finance operations; a slowdown in global economies which could result in lower consumer demand for films; counterparty failures negatively impacting our Interest Rate Swap; or increased impairments of our assets.  The current volatility in the financial markets and overall economic uncertainty increase the risk of substantial quarterly and annual fluctuations in our earnings.  Any of these factors could have a material adverse affect on our business, results of operations and could result in significant additional dilution to shareholders.

Economic conditions could materially adversely affect the Company.

The Company’s operations and performance could be influenced by worldwide economic conditions.  Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for the Company’s products and services.  Other factors that could influence demand include continuing increases in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior.  These and other economic factors could have a material adverse effect on demand for the Company’s products and services and on the Company’s financial condition and operating results.  Uncertainty about current global economic conditions could also continue to increase the volatility of the Company’s stock price.

The continued threat of terrorism and ongoing military and other actions may result in decreases in our net income, revenue and assets under management and may adversely affect our business.

The continued threat of terrorism, both within the United States of America and abroad, and the ongoing military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the capital markets in the United States of America, Europe and elsewhere, loss of life, property damage, additional disruptions to commerce and reduced economic activity.  An actual terrorist attack could cause losses from a decrease in our business.

The war on terrorism, the threat of additional terrorist attacks, the political and the economic uncertainties that may result and other unforeseen events may impose additional risks upon and adversely affect the cinema industry and our business.  We cannot offer assurances that the threats of future terrorist-like events in the United States of America and abroad or military actions by the United States of America will not have a material adverse effect on our business, financial condition or results of operations.

Risks relating to the offering

The liquidity of the Common Stock is uncertain; the limited trading volume of the Common Stock may depress the price of such stock or cause it to fluctuate significantly.

Although shares of the Common Stock are listed on NASDAQ, there has been a limited public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop.  As a result, you may not be able to sell your shares of Common Stock in short time periods, or possibly at all.  The absence of an active trading market may cause the price per share of the Common Stock to fluctuate significantly.

Substantial resales or future issuances of the Common Stock could depress our stock price.

The market price for the Common Stock could decline, perhaps significantly, as a result of resales or issuances of a large number of shares of the Common Stock in the public market or even the perception that such resales or issuances could occur, including resales of the shares being registered hereunder pursuant to the registration statement of which this prospectus is a part.  In addition, we have outstanding a substantial number of options, warrants and other securities convertible into shares of Common Stock that may be exercised in the future.  Certain holders of these warrants and other securities, as well as holders of our outstanding shares of Common Stock, have piggy-back registration rights and the holders of shares of Common Stock issuable in exchange for its shares of certain warrants have demand and piggy-back registration rights.  These factors could also make it more difficult for us to raise funds through future offerings of our equity securities.

You will incur substantial dilution as a result of certain future equity issuances.

We have a substantial number of options, warrants and other securities currently outstanding which may be immediately converted into shares of Common Stock.  To the extent that these options, warrants or similar securities are exercised or converted, or to the extent we issue additional shares of Common Stock in the future, as the case may be, there will be further dilution to holders of shares of the Common Stock.

Provisions of our certificate of incorporation, Delaware law and the 2007 Senior Notes could make it more difficult for a third party to acquire us.

Provisions of our certificate of incorporation, as well as of Section 203 of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

Our certificate of incorporation authorizes the issuance of 15,000,000 shares of preferred stock.  The terms of our preferred stock may be fixed by the company’s board of directors without further stockholder action.  The terms of any outstanding series or class of preferred stock may include priority claims to assets and dividends and special voting rights, which could adversely affect the rights of holders of Common Stock.  Any future issuance(s) of preferred stock could make the takeover of the company more difficult, discourage unsolicited bids for control of the company in which our stockholders could receive premiums for their shares, dilute or subordinate the rights of holders of Common Stock and adversely affect the trading price of the Common Stock.

Under Section 203 of the DGCL, Delaware corporations whose securities are listed on a national securities exchange, like NASDAQ, may not engage in business combinations such as mergers or acquisitions with any interested stockholders, defined as an entity or person beneficially owning 15% or more of our outstanding common stock without obtaining certain prior approvals.  As a result of the application of Section 203, potential acquirers of the company may be discouraged from attempting to effect an acquisition transaction with the company, thereby depriving holders of the company’s securities of opportunities to sell or otherwise dispose of the securities at prices above prevailing market prices.

Under the 2007 Senior Notes, we must pay to the holders of such notes certain additional consideration upon a change in control.

We may not be able to maintain listing on NASDAQ, which may adversely affect the ability of purchasers in this offering to resell their securities in the secondary market.

If the Company were unable to meet the continued listing criteria of NASDAQ and the Company’s Class A common stock (the “Common Stock”) became delisted, trading of the Company’s Common Stock could thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, on the National Association of Securities Dealer’s (NASD) Electronic Bulletin Board. In such case, an investor would likely find it more difficult to dispose of, or to obtain accurate market quotations for, the Company’s Common Stock.

USE OF PROCEEDS

We will receive no proceeds from the sale of any of or all of the shares being offered by the selling security holders under this prospectus.

SELLING STOCKHOLDERS

The following table sets forth as of March 26, 2009, certain information with respect to the beneficial ownership of the Common Stock as to each selling stockholder listed below (collectively, the “Selling Stockholders”).

	Shares Beneficially Owned Prior to Offering		Shares which may be offered Pursuant to this Offering	Shares Beneficially Owned After Offering

Name	Number (a)	Percent (b)	Number (c)	Number (d)	Percent (b)

Silver Oak Capital, L.L.C.	969,175 (e)	3.5%	407,880	969,175 (e)	3.5%

Goldman Sachs Credit Partners L.P.	612,372 (f)	2.2	360,360	612,372 (f)	2.2

Alexandra Global Master Fund Ltd.	364,414 (g)	1.3	108,240	364,414 (g)	1.3

Lagunitas Partners LP	359,472 (h)	1.3	42,240	359,472 (h)	1.3

Gruber & McBaine International	35,580 (h)	*	11,880	35,580 (h)	*

Jon D & Linda W Gruber Trust	89,261 (h)	*	9,240	89,261 (h)	*

J. Patterson McBaine	998,439 (i)	3.6	9,240	998,439 (i)	3.6

Aristeia International Limited (j)	0	*	203,280	0	*

Aristeia Partners, L.P. (k)	0	*	25,080	0	*

Aristeia Special Investments Master, L.P. (l)	0	*	71,280	0	*

Enable Growth Partners, LP (m)	0	*	47,520	0	*

Enable Opportunity Partners, LP (m)	0	*	21,120	0	*

Pierce Diversified Strategy Master Fund LLC, Ena (m)	0	*	2,640	0	*

___________________
*	Less than 1%

(a)	Excludes shares of Common Stock which may be issued from time to time on a quarterly basis as interest and additional share payments pursuant to the 2007 Senior Notes.

(b)
Applicable percentage of ownership is based on 27,272,875 shares of Common Stock outstanding as of March 26, 2009 together with all applicable options, warrants and other securities convertible into shares of Common Stock for the named stockholder and, if applicable, shares of Common Stock which may be issued from time to time on a quarterly basis as additional share payments and interest pursuant to the 2007 Senior Notes to, the named stockholder.  Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares.  Shares of Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after March 26, 2009, shares of Common Stock which may be issued from time to time on a quarterly basis as additional share payments and interest pursuant to the 2007 Senior Notes, are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person.  Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares shown.

(c)	Includes shares of Common Stock which may be issued from time to time on a quarterly basis as additional share payments and interest pursuant to the 2007 Senior Notes.
(d)	Assumes sale of all shares offered under this prospectus.
(e)
Includes 452,632 shares of Class A Common Stock owned by Leonardo, L.P. (“Leonardo”), 178,947 shares of Class A Common Stock subject to currently exercisable warrants owned by Leonardo and 150,039 shares of Class A Common Stock subject to currently exercisable warrants owned by AG Offshore Convertibles, Ltd.  Silver Oak Capital, L.L.C. (“Silver Oak”) holds its shares as nominee for private investment funds and separately managed accounts managed by Angelo, Gordon & Co., L.P. (“Angelo, Gordon”).  Mr. John M. Angelo and Mr. Michael L. Gordon are controlling members of Silver Oak, and they exercise voting and/or dispositive power over the securities to be sold by Silver Oak.  Leonardo Capital Management, Inc. (“LMCI”) is the sole general partner of Leonardo.  Angelo, Gordon is the sole director of LCMI.  Angelo, Gordon is also the investment manager of AG Offshore Convertibles, Ltd.  Mr. Angelo and Mr. Gordon are the principal executive officers of Angelo, Gordon.  Each entity, including Silver Oak, and Messrs. Angelo and Gordon, disclaim beneficial ownership of securities reported herein except to the extent of each one's pecuniary interest in such securities.  Silver Oak is not a registered broker-dealer; however, it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, AG BD LLC. AG BD LLC was not involved in the purchase of the shares being offered hereby, and will not be involved in the sale of such shares.  Silver Oak purchased such shares in the ordinary course of its business and is not a party to any agreement or other understanding, directly or indirectly, with any person to distribute the shares.

(f)
The Goldman Sachs Group, Inc. is the beneficial owner of Goldman Sachs Credit Partners L.P. (“Goldman Sachs”), and the voting and dispositive power is exercised by its management committee and their delegates.  Goldman Sachs is not a registered broker-dealer; however, it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer.  The broker-dealer that is an affiliate of Goldman Sachs was not involved in the purchase of the shares, and will not be involved in the sale of the shares.  Goldman Sachs purchased the shares in the ordinary course of its business and is not a party to any agreement or other understanding, directly or indirectly, with any person to distribute the shares.

(g)
Includes 94,757 shares of Class A Common Stock subject to currently exercisable warrants.  Mikhail Filimonov, as Chief Executive Officer of Alexandra Investment Management, LLC, Agent for Alexandra Global Master Fund Ltd., exercises the voting and dispositive power.

(h)
Jon D. Gruber and J. Patterson McBaine, as Managing Members of Gruber & McBaine Capital Management, may each be deemed the beneficial owner of, and exercise voting and/or dispositive power over, the securities to be sold by Lagunitas Partners and Gruber & McBaine International, including, (i) 17,763 shares of Class A Common Stock subject to currently exercisable warrants owned by Lagunitas Partners LP and (ii) 3,289 shares of Class A Common Stock subject to currently exercisable warrants owned by Gruber and McBaine International.  Jon D. Gruber, as Trustee for the Jon D. & Linda W. Gruber Trust, may be deemed the beneficial owner of, and exercises voting and/or dispositive power over, the securities to be sold by the Jon D & Linda W Gruber Trust, including, 3,552 shares of Class A Common Stock subject to currently exercisable warrants owned by the Jon D. & Linda W. Gruber Trust.

(i)
Includes (i) shares of Class A Common Stock owned, or subject to currently exercisable warrants owned, by Lagunitas Partners LP, (ii) shares of Class A Common Stock owned, or subject to currently exercisable warrants owned, by Gruber & McBaine International and (iii) shares of Class A Common Stock, including 1,578 shares of Class A Common Stock subject to currently exercisable warrants, owned by Donaghy Sales Inc., all of which may be deemed to be beneficially owned by J. Patterson McBaine.

(j)
Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin C. Toner, Robert H. Lynch Jr., Anthony M. Frascella and William R. Techar and consequently may be deemed to have voting and/or dispositive power with respect to the securities held by this selling securityholder.

(k)
Aristeia Advisors LLC is the general partner of Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin C. Toner, Robert H. Lynch Jr., Anthony M. Frascella and William R. Techar and consequently may be deemed to have voting and/or dispositive power with respect to the securities held by this selling securityholder.

(l)
Aristeia Capital LLC is the investment manager for Aristeia Special Investments Master, L.P. Aristeia Capital LLC is jointly owned by Kevin C. Toner, Robert H. Lynch Jr., Anthony M. Frascella and William R. Techar and consequently may be deemed to have voting and/or dispositive power with respect to the securities held by this selling securityholder.

(m)
Mitch Levine, the Managing Member and Chief Executive Officer, and Brendan O’Neil, the President and Chief Investment Officer, of Enable Capital Management, LLC, the manager of Enable Growth Partners, LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, Ena, share the discretionary authority to vote and dispose of the shares held by the aforementioned holders.  Each of the aforementioned selling stockholders has advised us that it purchased the securities reflected in this table as being owned by it and offered for sale in the ordinary course of business and, at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

No selling stockholder has held a position as a director or officer nor has had a material relationship with us or any of our affiliates, or our or their predecessors, within the past three years.

On August 24, 2007, the Company entered into a securities purchase agreement with the purchasers party thereto pursuant to which the Company agreed to issue the 2007 Senior Notes in the aggregate principal amount of $55.0 million.  Such purchasers consist of the selling stockholders listed in this prospectus.  The 2007 Senior Notes were issued on August 27, 2007 and have a term of three years which may be extended for up to one 6 month period at the discretion of the Company if certain conditions are met, or prepaid in whole or in part following the first anniversary of the issuance of the Notes, subject to certain conditions and penalties. Interest on the Notes is due quarterly and may be paid in cash or, at the Company’s option and subject to certain conditions, in shares of its Class A Common Stock.  Interest payments were made in shares of Class A Common Stock for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008, and in cash for the quarters ended September 20, 2008, December 31, 2008 and March 31, 2009.

The Notes also required that the Company issue to the purchasers 715,000 shares of Class A Common Stock of the Company, paid as an equity kicker for the first year.  Pursuant to the Notes, the Company issued and will issue in arrears at the end of each quarterly period beginning December 31, 2008, additional shares at a rate of between 2.4 and 4 shares per $1,000 principal value of the 2007 Senior Notes, such number of shares to be dependent on the current price of the Class A Common Stock during a measurement period immediately prior to such payment. Subsequent additional share payments will be made quarterly.

In connection with the 2007 Senior Notes, the Company agreed to register the resale of the shares of Class A Common Stock issued as additional shares and as payment of interest, resulting in the offering under this prospectus.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the Common Stock of the Company and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the Trading Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of the sale or at negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440;
and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume.  The Selling Stockholders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act or an exemption therefrom.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders or any other person.  At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required as determined by the Company in its sole discretion, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale unless exempted from the prospectus delivery requirement.

The Selling Stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock.  We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any.

LEGAL MATTERS

The validity of the offered shares of the Common Stock has been passed on for us by Kelley Drye & Warren LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated by reference from the Company's Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended March 31, 2008, and the effectiveness of internal control over financial reporting have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and management's assessment of the effectiveness of internal control over financial reporting as of March 31, 2008 have been so incorporated by reference in reliance on the reports of such firm given their authority as experts in accounting and auditing.

INDEMNIFICATION AGAINST LIABILITY UNDER THE SECURITIES ACT

We are permitted to indemnify to the fullest extent now or hereafter permitted by law, each director, officer or other authorized representative of the Company who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of the  Company, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or liability is expressly prohibited by the Delaware General Corporation Law as in effect at the time of the alleged breach of duty by such director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to any arrangement, provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

1,320,000 Shares

Class A Common Stock

PROSPECTUS

April 22, 2009